Centennial Resource Development, Inc.

1401 Seventeenth Street, Suite 1000

Denver, CO 80202

February 21, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attn:                    Loan Lauren P. Nguyen

Legal Branch Chief

Office of Natural Resources

Division of Corporation Finance

Re :                         Centennial Resource Development

Preliminary Proxy Statement on Schedule 14A
Filed January 19, 2017

File No. 1-37697

Ladies and Gentlemen:

This letter sets forth the responses of Centennial Resource Development, Inc. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 10, 2017 (the “Comment Letter”) with respect to the Preliminary Proxy Statement on Schedule 14A filed by the Company on January 19, 2017 (the “Proxy Statement”).  In connection with this letter, the Company is filing today an amendment to the Proxy Statement (“Amendment No. 1”). We are separately furnishing to the Staff six courtesy copies of Amendment No. 1 marked to show the changes made to the Proxy Statement.

For your convenience, the Company has repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is the Company’s response.  Page numbers referenced in the responses refer to page numbers in Amendment No. 1. Capitalized terms used and not defined herein have the meanings given such terms in the Proxy Statement.

Questions and Answers, page 1

1.              Please add a question and answer to explain the effects if Proposal No. 1 is not approved by stockholders.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 2 of the Proxy Statement.

Proposal No. 1 – The Nasdaq Proposal, page 42

2.              We note that you utilized the proceeds from the private placements, including the issuance of the Series B Preferred Stock, to fund a portion of the cash consideration for the acquisition of the leasehold interests and related upstream assets of Silverback Exploration, LLC and Silverback Operating, LLC. As a result, it appears that the issuance of the 26,100,000 shares of common stock underlying the Series B preferred stock covered by this proposal is in furtherance of the acquisition of the Silverback assets. As your stockholders are not separately provided an opportunity to vote on the above-referenced acquisition, it appears that you must provide the disclosures required by Item 14 of Schedule 14A regarding the transaction. Refer to Note A of Schedule 14A. Please revise to provide all such information or, alternatively, explain why you believe such disclosure is not required.

Response:  The Company advises the Staff that the Company previously considered the instructions in Note A to Schedule 14A in determining whether to include the disclosures required by Item 14 of Schedule 14A in the Proxy Statement. After review and consideration, the Company determined, and continues to believe, that the instruction is inapplicable to the stockholder vote to approve the issuance of shares of Class A Common Stock in connection with the conversion of the outstanding Series B Preferred Stock and that the information required by Item 14 is not material to, and could potentially mislead, its stockholders in connection with the vote on the NASDAQ Proposal.

Note A to Schedule 14A acknowledges that certain proposals to be acted upon by stockholders may involve the matters described by, and would therefore require the disclosure of information pursuant to, more than one item of Schedule 14A. Note A goes on to provide an example of such a circumstance “where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrant’s security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition.”

While the Company, through the NASDAQ Proposal, is asking its stockholders to approve the issuance of additional securities, the additional securities to be issued (shares of Class A Common Stock) will not be used for the purpose of acquiring the Silverback assets or any other assets or company. The Silverback Acquisition has already been consummated and the outcome of the vote on the NASDAQ Proposal will have no impact under the purchase agreement for the Silverback Acquisition or in any way facilitate or hinder that completed transaction.

The NASDAQ Proposal instead relates to the independent question of whether additional shares of Class A Common Stock will now be issued to permit the conversion of the Company’s previously issued shares of Series B Preferred Stock and what the capital structure of the Company will look like on a go-forward basis. If the NASDAQ Proposal is not approved, the Series B Preferred Stock will remain outstanding and will not be convertible into shares of Class A Common Stock – an outcome contemplated by the subscription agreement pursuant to which the shares of Series B Preferred Stock were purchased and of which the purchasers of the Series B Preferred Stock were fully aware at the time that they made their investment decision. Pursuant to the Certificate of Designation providing for the issuance of the Series B Preferred Stock, the holders of shares of Series B Preferred Stock will have the right to participate pro rata in any future distributions by the Company but have no voting rights for so long as the shares of Series B Preferred Stock are outstanding, and, beginning on December 28, 2019, the Company will have the right, but not the obligation, to redeem all of the shares of Series B Preferred Stock.

As disclosed in the Proxy Statement, shares of Class A Common Stock and Series B Preferred Stock were issued in a private placement conducted in connection with the Silverback Acquisition and the proceeds from the private placement were used to fund the cash consideration for the Silverback Acquisition. Under the Company’s organizational documents, Delaware law and the listing rules of the NASDAQ, the Company and its board of directors had the authority, without stockholder approval, to issue the shares of Class A Common Stock and Series B Preferred Stock and to consummate the Silverback Acquisition. The stockholders’ right is, instead, to vote now on whether shares of Class A Common Stock will be issued in exchange for the Series B Preferred Stock.

In light of the foregoing, the Company respectfully submits that the information required by Item 14 of Schedule 14A is inapplicable to the decision to be made by the Company’s stockholders at the Special Meeting. Such information, if included in the Proxy Statement, may in fact cause confusion regarding the nature of the NASDAQ Proposal and mislead stockholders into believing that by voting against the NASDAQ Proposal they are voting against the consummation of the Silverback Acquisition. We do, however, believe the Staff’s comment highlights an important point of potential confusion to investors in the initial draft of the Proxy Statement, and we have accordingly revised the Proxy Statement to include disclosure, in addition to the question and answer added in response to comment no. 1 in the Comment Letter, clarifying that the Silverback Acquisition will not be unwound or otherwise affected by the outcome of the vote on the NASDAQ Proposal. Please see pages 2, 42 and 45 of the Proxy Statement.

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Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel.

Very truly yours,

CENTENNIAL RESOURCE DEVELOPMENT, INC.

By:	/s/ George S. Glyphis
Name:	George S. Glyphis
Title:	Chief Financial Officer

Cc:                             Latham & Watkins LLP

William N. Finnegan IV, Esq.

Debbie P. Yee, Esq.